

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 30, 2008

Mr. Brian C. Ferguson
Executive Vice-President and Chief Financial Officer
Encana Corporation
1800-855 2nd Street, S.W.
P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

   Re: Encana Corporation
      Form 40-F for the Fiscal Year Ended December 31, 2007
      Filed February 22, 2008
      Response letter dated June 25, 2008
      File No. 1-15226

Dear Mr. Ferguson:

   We have reviewed your filing and response letter dated June 25, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2007

Reserves and Other Oil and Gas Information

Reserves Quantities Information, page 22

1. We note your response to comment one from our letter dated June 5, 2008, and are not in a position to agree with your conclusions. The presentation of a subtotal after including the effects of the "Revisions due to bitumen price" in 2005 and the "FCCL Partnership contribution" in 2007 does present an "adjusted" beginning balance of proved reserves. Paragraph 11 of SFAS 69 explains that changes resulting from each of the categories presented in a. – f. shall be shown separately, with appropriate explanation of significant changes. As such, we re-issue prior comment one.

Notes to Consolidated Financial Statements

Note 4 Segmented Information, page 15

2.   We note from your response that you manage your operations through divisions, which function at a level lower than the country cost center; and that for goodwill impairment purposes your divisions are your reporting units. As you follow the full cost method of accounting for oil and gas activities, please support your position, within the guidance provided in AcG-16, that it is appropriate to measure and present your oil and gas activities at a level below the full cost pool.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief